P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:         Preliminary Proxy Materials for a Special Meeting of Shareholders

Transamerica Series Trust (File Nos. 033-00507, 811-04419)

                (the “Registrant”)

Dear Sir or Madam:

On behalf of the above-named Registrant, we are filing today electronically through the EDGAR system, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended, a preliminary copy of the Proxy Statement, Notice of Meeting and Form of Proxy Card (the “Proxy Materials”) relating to a Special Meeting of Shareholders scheduled to be held on April 11, 2014, for Transamerica Series Trust.

The Proxy Materials seek the approval of a restructuring of Transamerica BlackRock Global Allocation VP (the “portfolio”) from a feeder fund that invests its assets in an underlying master fund, the BlackRock Global Allocation V.I. Fund, to a stand-alone fund sub-advised by BlackRock Investment Management, LLC (“BlackRock”). The Proxy Materials also seek the approval of an amendment to the portfolio’s investment advisory agreement to increase the investment advisory fee payable to the portfolio’s investment adviser, Transamerica Asset Management, Inc., a new investment sub-advisory agreement with BlackRock, pursuant to which BlackRock would serve as sub-adviser to the portfolio following the restructuring, and the use by the portfolio of the “manager of managers” exemptive order granted on August 5, 1998 by the Securities and Exchange Commission, each subject to approval by the portfolio’s shareholders. The Registrant anticipates the mailing of the definitive Proxy Materials to the portfolio’s shareholders on or about February 27, 2014.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

Transamerica Asset Management, Inc.